“Targeting Gold and Uranium”

NEWS RELEASE

FURTHER DRILLING TO COMMENCE AT GOLDEN PROMISE

Dated: November 15, 2006	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce the commencement of a 12 hole, 3000 meter Phase 2 drill program at the Golden Promise project in central Newfoundland. The program will follow-up the success of the recently completed (August ’06) drill program, which returned some of the highest grade intersections of gold to date and added 100 metres of strike length to the Jaclyn Main zone. This Phase 2 drill program is focused on extending the strike length beyond 475 metres and depth beyond 192 metres at the Jaclyn Main zone.

All eight holes that tested the main zone during the August 2006 program intersected visible gold. In addition, the program was successful in identifying a new hanging wall zone intersected in three of the holes. The hanging wall zone returned high grade values up to 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres from GP06-52 and 10.37 g/t gold over 1.75 metres including 30.92 g/t gold over 0.3 metres from GP06-61.

Significant results from the Jaclyn Main Zone include:

GP06-52:	3.02 g/t gold over 1.35 metres including 7.21 g/t gold over 0.55 metres
GP06-53:	5.40 g/t gold over 1.75 metres including 16.00 g/t gold over 0.35 metres
GP06-54:	5.35 g/t gold over 1.35 metres including 13.56 g/t gold over 0.45 metres
GP06-55:	5.96 g/t gold over 1.40 metres including 15.00 g/t gold over 0.45 metres
GP06-56:	12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres
GP06-57:	3.97 g/t gold over 1.30 metres including 17.00 g/t gold over 0.30 metres;
GP06-58:	5.75 g/t gold over 1.35 metres including 13.94 g/t gold over 0.55 metres; and
GP06-61:	9.47 g/t gold over 1.40 metres including 27.67 g/t gold over 0.45 metres.

The Golden Promise project, optioned from Rubicon Minerals Corporation (“Rubicon” RMX.TSX:RBY-AMEX) earlier this year, is host to the Jaclyn gold discoveries and is on trend with Crosshair’s South Golden Promise project (previously optioned from Rubicon), which hosts the Linda/Snow White gold discovery. The Golden Promise claims are contiguous with the South Golden Promise claims and the Company believes that the overall claim group is emerging as a district of gold-bearing quartz veins similar to the Bendigo Gold District in Victoria, Australia. Crosshair has agreements with Rubicon to earn a majority interest (60%) in both projects.

The Golden Promise project work is being carried out by Rubicon personnel and supervised by Qualified Person David Copeland, M.Sc., P.Geol., of Rubicon, project managers for the first year of the agreement. Samples are sent to Eastern Analytical Limited in Springdale, Newfoundland for gold analysis by metallic screen fire assay. Blanks and gold standards were inserted into the sample stream as part of a QA/QC program.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: greg@crosshairexploration.com: or dean@crosshairexploration.com www.crosshairexploration.com

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